

August 8, 2014

<u>**Via Email**</u>
Andrew Freedman, Esq.
Olshan Frome & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re: Darden Restaurants, Inc.
 Preliminary Proxy Statement filed on Schedule 14A
 Filed on July 28, 2014 by Starboard Value LP, Starboard Value and Opportunity
 Master Fund Ltd., Starboard Value and Opportunity S LLC, Starboard Value and
 Opportunity C LP, Starboard Leaders Delta LLC, Starboard Leaders Fund LP,
 Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP
 LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value R LP ,
 Starboard Value R GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld,
 Bradley D. Blum, Charles Stonsteby, Robert Mock, Craig Miller, Betsy Atkins,
 Margaret Shan Atkins, Jean M. Birch, James P. Fogarty, Cynthia T. Jamison,
 William H. Lenehan, Lionel L. Nowell III, and Alan N. Stillman ("Starboard et al")

 Soliciting Materials on Schedule 14A
 Filed July 15, 29 & August 5, 2014
 Filed by Starboard et al
 File No. 1-13666

Dear Mr. Freedman:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Soliciting Materials filed July 15 & 29, 2014

General

1.   Notwithstanding your response to comment 1 of our July 18, 2014 letter, the soliciting materials filed on July 29, 2014 continue to reference the destruction of "one billion dollars" of shareholder value. In all future filings, including the proxy statement, please remove the statement or consistently qualify and identify this as an assertion of opinion, if a reasonable basis of support exists for the opinion.

2.   Please see our comment above and your response to comment 2 of our July 18, 2014 letter. It is not apparent that the amounts, if aggregated, necessarily amount to one billion dollars, nor is it apparent from the supporting documentation to which you refer, that the share price fall is dollar for dollar linked with the Red Lobster sale. Throughout all your filings, including the proxy statement, please remove this assertion of opinion or provide alternate quantitative support for the opinion.

3.   Further to our comment, above, please revise to clarify as your opinion each time, your assertion that the company received "essentially no value for the Red Lobster business…" Moreover, revise the header of your graph entitled "Value of Red Lobster's Operating Business." Your header should not imply that the data representation is entirely factual. The header should clarify that the data presented is partially based on your estimates, analyses and assumptions, which are distinct from the actual valuation of the business. Refer to Rule 14a-9. This comment applies to future soliciting materials and analogous disclosure included in the proxy statement.

Preliminary Proxy Statement

4.   Please include information as of the most reasonable practicable date and fill in all blanks. For example, revise to update any information required by Item 5(b) of Schedule 14A.

5.   Please revise to include in the proxy statement and proxy card the proposals 4 and 5 as described in the company's preliminary proxy statement.

6.   Each time beneficial ownership share totals are disclosed, please also provide the percentage of outstanding shares such totals represent.

7.   Please disclose that the company currently plans on nominating persons to fill 9 of 12 board seats. Please explain that only shareholders who vote using your WHITE proxy card will have an ability to vote for specific persons to fill one of 3 seats that will be

automatically available on the board given the company's current plan to nominate 9 persons for 12 seats.

8. Please contrast the percentage of beneficial ownership held by the participants as compared to the percentage of board representation the participants would gain automatically assuming the board nominates 9 persons for 12 available board seats (i.e. leaving the participants with 25% of board representation automatically).

9. Supplementally advise us of any discussions between the participants and any other significant shareholder with respect to the current solicitation and/or nominees chosen.

10. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements and/or re-characterize as your opinion, the following non-exhaustive list of statements:

- characterizations of advisors as "the world's leading" or the "leading" advisory firm;
- the "egregious corporate governance practices, violations of shareholder trust…" and similar disclosure referencing the participants' belief of alleged "violations" (page 8);
- indirect or direct references characterizing "the value destruction resulting from the Red Lobster Sale…" or statements that the "Red Lobster Sale represents a substantial destruction of shareholder value…" (throughout the proxy disclosure and soliciting materials);
- the characterization of Starboard limitations as a "gag order" (page 8);
- reference to directors who can "<u>absolutely</u> be trusted to represent shareholders' best interests…" ;
- assertions regarding the oversight and turnaround of restaurants caused by certain directors, including "improvements that expanded margins by more than 300 basis points…" in reference to Mr. Sonsteby; and,
- "we do not believe any potential effects from …a change of control would outweigh the overwhelming benefits from an improved Board…"

The Red Lobster Sale Represents…, page 12

The Board Stubbornly Proceeded…, page 12

11. You disclose that the transaction "…contradicted a clear directive supported by the substantial majority of the company's shareholders…" This disclosure implies that shareholders specifically provided a directive to the Board with respect to the Red Lobster Sale, which did not occur. Shareholders provided majority support only with respect to the call of a Special Meeting, which ultimately was not held. Additionally, if the meeting had occurred, shareholders would only have been given the opportunity to

vote on a <u>non-binding resolution</u> with respect to a transaction involving Red Lobster. The specific rejection of the sale transaction was not voted upon and disclosure implying this should be revised or removed from the filing and all other soliciting materials. Please refer generally to Rule 14a-9.

<u>Substantial Opportunities Exist at Darden…, page 16</u>

12.   In the letter to shareholders and in other soliciting materials, reference is made to a comprehensive turnaround plan to create value for Darden. We also note that this plan is not yet finalized and is not scheduled to be presented to shareholders until early September. Absent disclosure of the specific components of the plan, many of the statements in your soliciting materials and proxy statement that indicate an increase in shareholder value due to margin improvements, etc., are not yet supportable and should be removed. For example, the basis for the statement that you "are confident that this plan <u>will protect</u> the dividend and investment grade rating <u>while creating substantial</u> value for Darden's shareholders…" has not yet been provided.   Please revise your disclosure accordingly.

13.   Please clarify how each of the initiatives listed under this heading will be achieved. Provide clear and concise disclosure as to any plan that would materially alter the asset base or component parts of the company. For example, identify which strategic separations of business could occur and what percentage of revenue would be impacted by any possible separations and/or spin-offs. Clarify specifically how real estate assets could be monetized and the percentage of the asset base you are envisioning monetizing.

14.   Please refer to our comment above. Please disclose the pros and cons of each of the initiatives listed in order to provide better context to the potential risks and rewards associated with your plans. Also, each time reference is made to the turnaround plan in soliciting materials, please highlight prominently the risks that the plans will not be effectuated or if effected, may not yield success.

15.   Please disclose whether each of the nominees will pursue the plan irrespective of the number of seats the participants are able to obtain in the election. Provide disclosure regarding the difficulties of effectuating the plan based on overall percentage of board representation obtained.

16.   In soliciting materials filed on August 5, 2014, Mr. Smith indicated the comprehensive turnaround plan referenced in your materials will be completed by early September. Given the materiality of the component parts of the plan and its nexus to your decision to present a full slate of your nominees for election, shareholders should be provided with details of the plan in advance of their vote. Other than filing materials associated with the plan on EDGAR, please advise us of how you intend to ensure shareholders will have access to the detailed plan prior to the Annual Meeting.

<u>Proposal No. 1…., page 20</u>

17.   Please explain why the participants are choosing 100% board representation given the percentage of shares they currently own. Please explain why the participants believe any percentage less than 100% representation is ineffective in accomplishing change.

18.   Please provide disclosure addressing the decision to elect a full slate given certain change of control triggers that apply if at least 7 of the 12 Starboard nominees are elected.

19.   Please clarify any plans the participants have with respect to CEO succession, including whether any of the nominees or participant advisors would be considered for the position of CEO.

20.   Please clarify further the potential change of control effects. Quantify, for example, your good faith estimate of a range of possible payment that could be triggered if at least 7 of the 12 directors elected are Starboard nominees. Supplementally provide us with support for any estimate you disclose.

21.   You disclose that the participants are reserving the right to vote for unidentified substitute nominees and to nominate additional person(s) if the company takes or announces certain actions. Please confirm for us that should the participants lawfully identify or nominate substitute or additional nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute and/or additional nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

<u>Votes Required for Approval, page 33</u>

22.   Please update this section to reflect the additional proposals that are included in the company's proxy statement.

<u>Solicitation of proxies, page 33</u>

23.   We note that you plan on soliciting requests in person, by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting requests must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

24.   Further to our comment above. Please inform us of whether you also plan to solicit requests via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions